Reshoot & Edit
                           A Nevada Corporation
                          10685 Oak Crest Avenue
                          Las Vegas, Nevada 89144
                         Telephone:  702-610-6523

September 24, 2009

VIA EDGAR TRANSMISSION AND FIRST CLASS MAIL
-------------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Joe Foti
            Senior Assistant Chief Accountant

Re:  Reshoot & Edit
     Form 8-K filed on August 10, 2009
     File No.:  000-52439

Dear Mr. Foti:

On behalf of Reshoot & Edit, this letter responds to your September 2, 2009 comment letter, received via facsimile September 18, 2009, concerning
Item 4.01 on our Form 8-K filed with the Commission on August 10, 2009.

We respectfully note the Staff's comment, and we have amended Item 4.01 of Form 8-K today. Per your comment letter, our amended filing includes the statement that "On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore and Associates Chartered because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation."

Further to your second comment concerning our re-audit requirements, we intend to have our new auditors, De Joya Griffith & Company, LLC: 1) review our interim financial statements and related notes; and 2) cause De Joya Griffith & Company, LLC to audit all financial statements to be included in our Form 10-K filing (including those previously audited by Moore and Associates Chartered). The Company does not intend to rely on any financial statements audited by Moore and Associates Chartered in such interim reports or 10-K filings or with respect to any future financial statements filed with the Commission.

The Company acknowledges that:

1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We want to thank you for your assistance in our compliance with the applicable disclosure requirements.


Respectfully submitted,

Reshoot & Edit

By:  /s/ Dana Washington
---------------------------------
         Dana Washington
         Chief Executive Officer
         Chief Financial Officer

cc:  Mr. Patrick Kuhn
     Division of Corporate Finance
     U. S. Securities and Exchange Commission

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